[Monotype Letterhead]

June 23, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ryan Houseal

Re:	Monotype Imaging Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File No. 000-33612

Dear Mr. Houseal:

This letter is being furnished on behalf of Monotype Imaging Holdings Inc. (the “Company”) in response to comments in the letter dated June 17, 2009 (the “Letter”) from Stephen Krikorian of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas J. Shaw, President and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K (the “Annual Report”) that was filed with the Commission on March 13, 2009, as amended by Amendment No. 1 to the Annual Report (“Amendment No. 1 to Annual Report”) filed on behalf of the Company with the Commission on May 12, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Mr. Ryan Houseal

United States Securities and Exchange Commission

June 23, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated April 29, 2009, must be signed by the company’s management. Please provide all three acknowledgements in the form previously requested, directly from the company.

RESPONSE:

The representations contained in our letter dated April 29, 2009 are set forth at the end of this letter, which has been signed by Douglas J. Shaw, the Company’s President and Chief Executive Officer.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Supplementary Financial Data (Unaudited), page 92

2.	We note your response to our prior comment number 5. Item 302(a)(1) of Regulation S-K requires you to present gross profit, at a minimum, within selected quarterly financial data. Alternatively, you can present cost of revenues as allowed by Question 3 of SAB Topic 6.G, which enables users to compute gross profit. Therefore, revise future filings to comply with the disclosure requirement.

RESPONSE:

In future filings we will present additional line items in the Supplementary Financial Data (Unaudited) for cost of revenue and cost of revenue – amortization of acquired technology, as allowed by Question 3 of SAB Topic 6.G.

Mr. Ryan Houseal

United States Securities and Exchange Commission

June 23, 2009

Part III

Item 11. Executive Compensation

Incorporated by Reference from Definitive Proxy Statement filed April 6, 2009

Executive and Director Compensation

Summary Compensation Table—Fiscal Years 2006, 2007 and 2008, page 27

3.	We note your response to our prior comment number 11 where you state that you did not include the signing bonus payments to Messrs. Landers and Braverman in the “Bonus” column of your Summary Compensation Table because the payments “were not made pursuant to any compensatory or discretionary bonus plan and were unrelated to any services rendered . . . as an employee of the Company.” Under Item 402(a)(6)(ii) of Regulation S-K, the term plan includes, but is not limited to, any “plan, contract, authorization or arrangement, whether or not set forth in any formal document, pursuant to which cash, securities, similar instruments, or any other property may be received. A plan may be applicable to one person.” Given this definition, and the fact that you have designated these payments as “bonus” payments, we reiterate our position that for future filings, these and similar payments should be included in the bonus column of your Summary Compensation table.

RESPONSE:

In future filings any signing bonus payments made to the Company’s named executive officers will be included in column (d) – “Bonus” – of the Company’s Summary Compensation Table.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ryan Houseal

United States Securities and Exchange Commission

June 23, 2009

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 970-6131.

Sincerely,

/s/ Douglas J. Shaw
Douglas J. Shaw President and Chief Executive Officer

cc:	Scott E. Landers, Monotype Imaging Holdings Inc.
Janet M. Dunlap, Esq., Monotype Imaging Holdings Inc.
Jeffrey C. Hadden, Esq., Goodwin Procter LLP
Lizette M. Pérez-Deisboeck, Esq., Goodwin Procter LLP

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